Exhibit 99.1

Genmab Announces Financial Results for the First Half of 2022

August 10, 2022 Copenhagen, Denmark;

Interim Report for the First Six Months Ended June 30, 2022

Highlights

●	Genmab and AbbVie Inc. (AbbVie) announced topline results for epcoritamab from the Phase 1/2 trial in patients with relapsed/refractory large B-cell lymphoma (LBCL)
●	Genmab announced its intent to submit a biologics license application (BLA) to the U.S. Food and Drug Administration (U.S. FDA) for epcoritamab for the treatment of patients with relapsed/refractory LBCL, in the second half of 2022
●	DARZALEX® net sales as reported by Johnson & Johnson increased 37% compared to the first six months of 2021 to USD 3,842 million, resulting in royalty revenue to Genmab of DKK 4,024 million
●	Genmab announced the resolution of its arbitration with Janssen Biotech, Inc. (Janssen) under its daratumumab license agreement and subsequently commenced a new arbitration under the daratumumab license agreement with Janssen
●	Genmab improves its 2022 financial guidance

“Genmab’s innovation was on display during the second quarter of 2022 with data presentations at multiple prestigious conferences and the publication by Genmab, and our partner, AbbVie, of topline results for epcoritamab from the Phase 1/2 trial in patients with relapsed/refractory LBCL. Based on this data, we intend to submit a BLA to the U.S. FDA for epcoritamab in the second half of this year,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Half of 2022

●	Net sales of DARZALEX by Janssen were USD 3,842 million in the first six months of 2022 compared to USD 2,798 million in the first six months of 2021, an increase of USD 1,044 million, or 37%.
●	Royalty revenue was DKK 4,727 million in the first six months of 2022 compared to DKK 2,595 million in the first six months of 2021, an increase of DKK 2,132 million, or 82%. The increase in royalties was driven by higher net sales of DARZALEX, TEPEZZA® and Kesimpta® and higher average exchange rate between the USD and DKK.
●	Revenue was DKK 5,281 million for the first six months of 2022 compared to DKK 3,553 million for the first six months of 2021. The increase of DKK 1,728 million, or 49%, was primarily driven by higher DARZALEX, TEPEZZA and Kesimpta royalties achieved under our collaborations with Janssen, Roche and Novartis Pharma AG (Novartis), respectively, partly offset by milestones achieved under our collaborations with Janssen and AbbVie in the first six months of 2021.
●	Operating expenses were DKK 3,520 million in the first six months of 2022 compared to DKK 2,234 million in the first six months of 2021. The increase of DKK 1,286 million, or 58%, was driven by the continued advancement of epcoritamab and multiple pipeline projects, an increase in new employees to support Tivdak® post launch and expansion of our product pipeline, and the continued development of Genmab’s commercialization and broader organizational capabilities and infrastructure.
●	Operating profit was DKK 1,761 million in the first six months of 2022 compared to DKK 1,319 million in the first six months of 2021.

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Genmab Announces Financial Results for the First Half of 2022

Outlook

As announced in Company Announcement No. 40, Genmab is raising its 2022 financial guidance published on May 11, 2022, driven primarily by increased royalty revenue due to higher net sales of DARZALEX and the foreign exchange impact of the strong US Dollar.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	12,000 - 13,000	11,000 - 12,000
Operating expenses	(7,600) - (8,200)	(7,200) - (7,800)
Operating profit	3,800 - 5,400	3,200 - 4,800

Conference Call

Genmab will hold a conference call in English to discuss the results for the first half of 2022 today, Wednesday, August 10, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call dial

+1 631 913 1422 (U.S. participants) or +44 3333000804 (international participants) and provide conference code 29756170. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the First Half of 2022

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Interim Report for the First Half of 2022

CONSOLIDATED KEY FIGURES

	2nd Quarter of	2nd Quarter of	6 Months Ended	6 Months Ended	Full Year
	2022	2021	June 30, 2022	June 30, 2021	2021
(DKK million)
Income Statement
Revenue	3,162	1,972	5,281	3,553	8,482
Research and development expenses	(1,282)	(921)	(2,435)	(1,769)	(4,181)
Selling, general and administrative expenses	(633)	(264)	(1,085)	(465)	(1,283)
Operating expenses	(1,915)	(1,185)	(3,520)	(2,234)	(5,464)
Operating profit	1,247	787	1,761	1,319	3,018
Net financial items	1,242	(365)	1,340	527	965
Net profit	1,891	306	2,356	1,402	3,008

Balance Sheet
Marketable securities	11,799	8,398	11,799	8,398	10,381
Cash and cash equivalents	9,816	9,477	9,816	9,477	8,957
Total non-current assets	1,985	2,179	1,985	2,179	1,891
Total assets	27,476	22,483	27,476	22,483	24,627
Shareholders' equity	24,482	20,252	24,482	20,252	22,196
Share capital	66	66	66	66	66

Cash Flow Statement
Cash flow from operating activities	959	355	1,546	1,540	2,228
Cash flow from investing activities	(576)	1,545	(1,243)	966	(961)
Cash flow from financing activities	(214)	(240)	(278)	(460)	(420)
Investment in tangible assets	(68)	(79)	(125)	(107)	(252)

Financial Ratios and Other Information
Basic net profit per share	28.87	4.68	35.97	21.44	46.00
Diluted net profit per share	28.66	4.64	35.71	21.25	45.54
Period-end share market price	2,297	2,566	2,297	2,566	2,630
Price / book value	6.19	8.36	6.19	8.36	7.82
Shareholders' equity per share	370.94	306.85	370.94	306.85	336.30
Equity ratio	89%	90%	89%	90%	90%
Shares outstanding	65,753,443	65,620,740	65,753,443	65,620,740	65,718,456
Average number of employees (FTE*)	1,406	969	1,345	906	1,022
Number of employees (FTE) at the end of the period	1,445	1,029	1,445	1,029	1,212

* Full-time equivalent or team members

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Interim Report for the First Half of 2022

OUTLOOK

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	12,000 - 13,000	11,000 - 12,000
Operating expenses	(7,600) - (8,200)	(7,200) - (7,800)
Operating profit	3,800 - 5,400	3,200 - 4,800

Genmab is raising its 2022 financial guidance published on May 11, 2022, driven primarily by increased royalty revenue due to higher net sales of DARZALEX and the foreign exchange impact of the strong US Dollar.

Revenue

Genmab expects its 2022 revenue to be in the range of DKK 12,000 – 13,000 million, an increase to the previous guidance of DKK 11,000 – 12,000 million, driven primarily by the expected continued strong growth of DARZALEX net sales as well as the positive impact of the strong US Dollar. Genmab’s projected revenue for 2022 primarily consists of DARZALEX royalties of DKK 8,800 – 9,300 million compared to the previous guidance of DKK 8,000 – 8,500 million. Such royalties are based on Genmab’s revised estimate of DARZALEX 2022 net sales of USD 7.8 – 8.2 billion compared to the previous guidance of USD 7.5 – 8.0 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme in connection with subcutaneous (SC) net sales. The remainder of Genmab’s revenue primarily consists of royalties from TEPEZZA, Kesimpta and RYBREVANT®, reimbursement revenue, milestones for epcoritamab, teclistamab and other milestones as well as collaboration revenue with Seagen for Tivdak.

Operating Expenses

Genmab anticipates its 2022 operating expenses to be in the range of DKK 7,600 – 8,200 million, an increase to the previous guidance of DKK 7,200 – 7,800 million, driven by increased investment related to pipeline progression and epcoritamab launch readiness activities as well as the negative impact of the strong US Dollar. Operating expenses continue to be driven by the advancement of Genmab’s clinical programs, continued investment in research and development, as well as building Genmab’s commercial organization and broader organizational infrastructure.

Operating Profit

Genmab now expects its 2022 operating profit to be in the range of DKK 3,800 – 5,400 million, an increase to the previous guidance of DKK 3,200 – 4,800 million, driven primarily by the items described above.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, Kesimpta, TEPEZZA and RYBREVANT net sales and royalties paid to Genmab; and currency exchange rates (the 2022 guidance assumes a USD / DKK exchange rate of 6.8 compared to 6.4 in the previous guidance). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2022 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report. Additionally, depending on trends related to the coronavirus and future variants, the

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Interim Report for the First Half of 2022

COVID-19 pandemic could potentially have a material adverse impact on Genmab’s business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab’s actual results to differ materially from 2022 Guidance and Key 2022 Priorities in this interim report.

Should the global outbreak of COVID-19 persist, it may have long-term impacts on the development, regulatory approval and commercialization of Genmab’s investigational medicines and on net sales of approved medicines created by Genmab and developed and marketed by Genmab or Genmab’s collaboration partners. As the pandemic continues, there may be an impact on Genmab’s business. Genmab has an established COVID-19 response team, led by the CEO, that closely monitors the evolving situation, maintains precautionary measures to help limit the impact of COVID-19 at the workplace and on our communities, and ensures business continuity. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on Genmab’s business and financial performance is uncertain as the situation continues. The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and on net sales of DARZALEX, Kesimpta, TEPEZZA and RYBREVANT by Genmab’s partners and on Genmab’s royalty and milestone revenue therefrom.

KEY 2022 PRIORITIES

Priority	✓	Targeted Milestones
Broad and rapid development of late-stage clinical pipeline and further build US country organization		➢ Epcoritamab[1] ● Expand clinical development program with multiple Phase 3 trials initiated and submission of first BLA (subject to supportive FDA feedback)

➢
Tivdak[2]
●
Establish Tivdak as a clear choice for 2L+ r/m Cervical Cancer patients
●
Broaden clinical development program including Phase 2 evaluation of combination therapy in earlier line treatment for cervical cancer and other solid tumors

Growth and development of differentiated early-stage product candidates		➢ DuoBody®-PD-L1x4-1BB3 & DuoBody-CD40x4-1BB3 ● Data from clinical expansion cohorts to progress to next steps
➢ Expand and advance proprietary clinical product portfolio
Further scale organization aligned with growing product portfolio and brand needs		➢ Further scale organization aligned with differentiated antibody product portfolio growth and future launches
➢ Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Co-development w/ Seagen Inc. (Seagen); 3. Co-development w/ BioNTech SE (BioNTech)

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST HALF OF 2022

At the end of the first six months of 2022, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of seven antibody products in

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clinical development. These include Genmab’s first U.S. FDA approved medicine, Tivdak, which Genmab is co-developing and co-promoting in the U.S. with Seagen. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including four approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple preclinical programs. An overview of the development status of each of our investigational medicines is provided in the following sections, including updates for the second quarter of 2022. For events that occurred during the first quarter of 2022, please refer to Genmab’s Q1 2022 report. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab Proprietary Investigational Medicines1 in Development

1Investigational medicines where Genmab has ≥50% ownership. Certain investigational medicines in co-development, partners as indicated

2See U.S. prescribing information for precise indication and safety information

3AbbVie has decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the notice period, Genmab will become solely responsible for the further development of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product.

4Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen

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Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved antibody-drug conjugate (ADC) for recurrent or metastatic cervical cancer

●	An ADC directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical study evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer
●	In addition to a Phase 3 study in recurrent or metastatic cervical cancer, multiple Phase 2 clinical studies in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Seagen

Tivdak is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of Tivdak. Tivdak is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Seagen is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 cost and profit split. In any other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making on the worldwide development and commercialization strategy for Tivdak. The companies have a broad clinical development program for Tivdak, including a confirmatory Phase 3 study in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

Second Quarter 2022 Update

●	June: Genmab and Seagen presented multiple tisotumab vedotin abstracts at the American Society of Clinical Oncology (ASCO) Annual Meeting, including interim data from the Phase 1b/2 innovaTV 205 (NCT03786081) study of tisotumab vedotin, which was presented during an oral session. The ongoing innovaTV 205 study is evaluating tisotumab vedotin as monotherapy and in combination with other agents in recurrent or metastatic cervical cancer.

Epcoritamab (DuoBody-CD3xCD20) – Potential Best-in-class Investigational Medicine

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Multiple ongoing clinical studies across different settings and histologies, including a Phase 3 study in relapsed/refractory diffuse large B-cell lymphoma (DLBCL) with more studies in planning
●	BLA submission to the U.S. FDA for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL planned in second half of 2022
●	Co-developed in collaboration with AbbVie

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Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The first Phase 3 clinical study (NCT04628494) of epcoritamab in relapsed/refractory DLBCL is ongoing. In addition, Phase 1/2 clinical studies in B-cell non-Hodgkin lymphoma (B-NHL) including chronic lymphocytic leukemia (NCT04623541) and in combination with standard of care therapies for B-NHL (NCT04663347) are ongoing. Also currently recruiting are a Phase 2 study of epcoritamab in combination with anti-neoplastic patients in adults with NHL (NCT05283720), a Phase 1 study of epcoritamab in pediatric patients with relapsed/refractory aggressive mature B-cell neoplasms (NCT05206357) and a Phase 1 study of epcoritamab either as monotherapy or in combination with standard of care therapies in adult patients with B-NHL in China (NCT05201248). The combination of epcoritamab and DuoHexaBody®-CD37 (GEN3009) is also being explored in an arm of a Phase 1/2 clinical study (NCT04358458) of DuoHexaBody-CD37 in hematologic malignancies.

Second Quarter 2022 Updates

●	June: Genmab announced its intent to submit a BLA to the U.S. FDA for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL in the second half of 2022.
●	June: Genmab and AbbVie presented multiple epcoritamab abstracts at both the ASCO Annual Meeting and the 27th Annual Meeting of the European Hematology Association (EHA). Data from the first cohort of the Phase 1/2 EPCORE NHL-1 (NCT03625037) trial of epcoritamab in relapsed/refractory LBCL was presented as a late-breaking oral presentation during the Presidential Symposium at EHA.
●	April: Genmab and AbbVie announced topline results from the first cohort of the Phase 1/2 EPCORE NHL-1 trial of epcoritamab in relapsed/refractory LBCL. The study cohort included 157 patients with relapsed/refractory LBCL who received at least two prior lines of systemic therapy, including 38.9% who received prior treatment with chimeric antigen receptor (CAR) T-cell therapy. The topline results from this cohort demonstrated an overall response rate (ORR) of 63.1% as confirmed by an independent review committee (IRC), which exceeded the protocol prespecified threshold for efficacy. The observed median duration of response (DOR) was 12 months. The most common treatment-emergent adverse event was cytokine release syndrome (CRS) with 49.7%, including 2.5% grade 3. Based on the topline results, the companies will engage global regulatory authorities to determine next steps.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Clinical studies in solid tumors ongoing, including a Phase 2 study in non-small cell lung cancer (NSCLC)
●	Co-developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-PD-L1x4-1BB on a 50:50 basis. DuoBody-PD-L1x4-1BB is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Three clinical studies in solid tumors are ongoing including a

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Phase 2 study of DuoBody-PD-L1x4-1BB as monotherapy or in combination with pembrolizumab in patients with recurrent metastatic NSCLC (NCT05117242).

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Phase 1/2 clinical study in solid tumors ongoing
●	Co-developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-CD40x4-1BB on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing (NCT04083599).

DuoHexaBody-CD37 (GEN3009) – First DuoHexaBody Program in the Clinic

●	Antibody-based investigational medicine created with Genmab’s DuoHexaBody technology platform
●	Phase 1/2 clinical study in hematologic malignancies ongoing

DuoHexaBody-CD37 (GEN3009) is a bispecific antibody that targets two non-overlapping CD37 epitopes, created using Genmab’s DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. A Phase 1/2 clinical study (NCT04358458) in hematologic malignancies, including an arm in combination with epcoritamab, is ongoing.

Second Quarter 2022 Update

●	June: AbbVie has decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the notice period, Genmab will become solely responsible for the further development of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product.

HexaBody-CD38 (GEN3014) – HexaBody Molecule with Potential in Hematological Malignancies

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology platform
●	Phase 1/2 clinical study in hematological malignancies ongoing
●	Developed in an exclusive worldwide license and option agreement with Janssen

HexaBody-CD38 (GEN3014) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. In preclinical models of hematological malignancies HexaBody-CD38 demonstrated highly potent complement-dependent cytotoxicity and showed potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. A Phase 1/2 clinical study (NCT04824794) in hematologic malignancies is ongoing.

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DuoBody-CD3xB7H4 (GEN1047) – Most Recent Investigational Medicine in the Clinic

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Phase 1/2 clinical study in malignant solid tumors ongoing

DuoBody-CD3xB7H4 (GEN1047) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, DuoBody-CD3xB7H4 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. DuoBody-CD3xB7H4 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical study (NCT05180474) of DuoBody-CD3xB7H4 in malignant solid tumors is ongoing.

Products Powered by Genmab’s Technology and Innovations

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The tables in this section include those therapies that have been approved in certain territories as well as clinical stage investigational medicines in Phase 2 development or later. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

Approved Medicines

*See local country prescribing information for precise indications and safety information

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DARZALEX (daratumumab) – Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only SC CD38-directed antibody approved in territories including the U.S., Europe and Japan for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for light-chain (AL) amyloidosis in the U.S., Europe and Japan
●	Net sales of DARZALEX by Janssen were USD 3,842 million in the first six months of 2022

DARZALEX is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20% with Janssen reducing its royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme Therapeutics, Inc. (Halozyme). Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved in treatment of relapsing forms of multiple sclerosis (RMS)

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for the treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Kesimpta is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of Kesimpta. Kesimpta is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Kesimpta is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

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Interim Report for the First Half of 2022

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of thyroid eye disease (TED)

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for the treatment of TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotumumab. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab-vmjw) – First regulatory approvals for a DuoBody-based Medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology platform
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of RYBREVANT

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. The most advanced of these, Janssen’s RYBREVANT, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and Met, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for RYBREVANT for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These are the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

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Interim Report for the First Half of 2022

Clinical Stage Investigational Medicines, >Phase 2 Development

*UltiMAb transgenic mouse technology licensed from Medarex, Inc., a wholly owned subsidiary of Bristol Myers Squibb.

Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new Investigational New Drug (IND) applications expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also working with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are carried out in cooperation with our collaboration partners.

Second Quarter 2022 Update

●	May: IND application and first Clinical Trial Application (CTA) submitted for HexaBody-CD27 (GEN1053/BNT313). GEN1053 is being co-developed in collaboration with BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1053 on a 50:50 basis.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2021 Annual Report filed with NASDAQ Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2022. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports; however, the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

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Interim Report for the First Half of 2022

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 5,281 million for the first six months of 2022 compared to DKK 3,553 million for the first six months of 2021. The increase of DKK 1,728 million, or 49%, was primarily driven by higher DARZALEX, TEPEZZA and Kesimpta royalties achieved under our collaborations with Janssen, Roche and Novartis, respectively, partly offset by milestones achieved under our collaborations with Janssen and AbbVie in the first six months of 2021.

(DKK million)	6 Months Ended June 30, 2022	6 Months Ended June 30, 2021
Royalties	4,727	2,595
Reimbursement revenue	287	227
Milestone revenue	176	731
Collaboration revenue	91	—
Total revenue	5,281	3,553

Royalties

Royalty revenue amounted to DKK 4,727 million in the first six months of 2022 compared to DKK 2,595 million in the first six months of 2021. The increase of DKK 2,132 million, or 82%, was primarily driven by higher DARZALEX, TEPEZZA and Kesimpta royalties achieved under our daratumumab collaboration with Janssen, teprotumumab collaboration with Roche and ofatumumab collaboration with Novartis, respectively. The table below summarizes Genmab’s royalty revenue by product.

(DKK million)	6 Months Ended June 30, 2022	6 Months Ended June 30, 2021
DARZALEX	4,024	2,360
TEPEZZA	390	162
Kesimpta	296	72
Other	17	1
Total royalties	4,727	2,595

Net sales of DARZALEX by Janssen were USD 3,842 million in the first six months of 2022 compared to USD 2,798 million in the first six months of 2021. The increase of USD 1,044 million, or 37%, was driven by the continued strong uptake of DARZALEX. Royalty revenue on net sales of DARZALEX was DKK 4,024 million in the first six months of 2022 compared to DKK 2,360 million in the first six months of 2021, an increase of DKK 1,664 million. The percentage increase in royalties of 71% is higher than the percentage increase in the underlying net sales primarily due to the higher average exchange rate between the USD and DKK and a higher effective royalty rate for the first six months of 2022, partly offset by the increase in Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC net sales.

Net sales of TEPEZZA by Horizon were USD 981 million in the first six months of 2022 compared to USD 455 million in the first six months of 2021. TEPEZZA net sales in the first quarter of 2021 were negatively impacted by the U.S. government-mandated COVID-19 production interruption. Royalty revenue on net

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sales of TEPEZZA was DKK 390 million in the first six months of 2022 compared to DKK 162 million in the first six months of 2021, an increase of DKK 228 million.

Net sales of Kesimpta by Novartis were USD 434 million in the first six months of 2022 compared to USD 116 million in the first six months of 2021. The increase of USD 318 million was driven by US launch momentum due to strong access and increased demand. Royalty revenue on net sales of Kesimpta was DKK 296 million in the first six months of 2022 compared to DKK 72 million in the first six months of 2021, an increase of DKK 224 million.

Janssen was granted U.S. FDA approval for RYBREVANT during the second quarter of 2021, and Genmab subsequently started recognizing royalties on net sales of RYBREVANT. Royalties were not material for the first six months of 2022 or 2021.

Royalty revenue fluctuations from period to period are due primarily to the level of product net sales, foreign currency exchange rates and more specifically to DARZALEX, Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC sales.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 287 million in the first six months of 2022 compared to DKK 227 million in the first six months of 2021. The increase of DKK 60 million, or 26%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 176 million in the first six months of 2022 compared to DKK 731 million in the first six months of 2021, a decrease of DKK 555 million, or 76%, primarily driven by milestones achieved in the first six months of 2021 under our Janssen and AbbVie collaborations.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

In September 2021, Genmab and Seagen announced U.S. FDA accelerated approval for Tivdak in previously treated recurrent or metastatic cervical cancer. Collaboration revenue was DKK 91 million for the first six months of 2022.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Research and Development Expenses

Research and development expenses amounted to DKK 2,435 million in the first six months of 2022 compared to DKK 1,769 million in the first six months of 2021. The increase of DKK 666 million, or 38%, was driven by the continued advancement of epcoritamab under our collaboration with AbbVie, continued advancement of DuoBody-CD40x4-1BB under our collaboration with BioNTech, and the increase in new team members to support the expansion of our product pipeline.

Research and development expenses accounted for 69% of total operating expenses in the first six months of 2022 compared to 79% in the first six months of 2021.

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Interim Report for the First Half of 2022

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 1,085 million in the first six months of 2022 compared to DKK 465 million in the first six months of 2021. The increase of DKK 620 million, or 133%, was driven by the increase in new team members to support Tivdak post launch, continued expansion of Genmab’s commercialization capabilities in support of future launches, and investment in broader organizational infrastructure, including our technology portfolio.

Selling, general and administrative expenses accounted for 31% of total operating expenses in the first six months of 2022 compared to 21% in the first six months of 2021.

Operating Profit

Operating profit was DKK 1,761 million in the first six months of 2022 compared to DKK 1,319 million in the first six months of 2021.

Net Financial Items

Net financial items were comprised of the following:

	6 Months Ended	6 Months Ended
(DKK million)	June 30, 2022	June 30, 2021
Interest and other financial income	87	127
Foreign exchange rate gain, net	1,792	573
Total financial income	1,879	700

Interest and other financial expenses	(10)	(6)
Loss on marketable securities, net	(315)	(134)
Loss on other investments, net	(214)	(33)
Total financial expenses	(539)	(173)
Net financial items	1,340	527

Net financial items increased by DKK 813 million, which were primarily driven by:

●	Increase in foreign exchange rate gain, net due to the USD strengthening against the DKK which was more favorable to our marketable securities, and cash and cash equivalents in the first six months of 2022,
●	Loss on marketable securities driven by increases in interest rates in the United States and Europe, and
●	Loss on other investments due to the decrease in fair value of Genmab’s investments in common shares of CureVac and Bolt.

Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

Corporate tax expense for the first six months of 2022 was DKK 745 million compared to DKK 444 million for the first six months of 2021. The increase in corporate tax expense is primarily the result of Genmab’s higher net result before tax. The effective tax rate in the first six months of 2022 and 2021 was 24%.

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Interim Report for the First Half of 2022

Net Profit

Net profit for the first six months of 2022 was DKK 2,356 million compared to DKK 1,402 million in the first six months of 2021. The increase was driven by the items described above.

Liquidity and Capital Resources

(DKK million)	June 30, 2022	December 31, 2021
Marketable securities	11,799	10,381
Cash and cash equivalents	9,816	8,957
Shareholders' equity	24,482	22,196

Cash Flow (DKK million)	6 Months Ended June 30, 2022	6 Months Ended June 30, 2021
Cash provided by operating activities	1,546	1,540
Cash (used in) / provided by investing activities	(1,243)	966
Cash (used in) financing activities	(278)	(460)
Exchange rate adjustments	834	171

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities was in line with the first six months of 2021 primarily driven by an increase in operating profit of DKK 442 million offset by the timing of corporate tax payments of DKK 455 million in Denmark in the first six months of 2022 that were not required in the first six months of 2021.

Net cash (used in) / provided by investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. Purchases of marketable securities exceeded sales and maturities in the first six months of 2022, whereas sales and maturities of marketable securities exceeded purchases in the first six months of 2021. For the first six months of 2021, investing activities also include the proceeds from the sale of CureVac shares of DKK 438 million. There were no sales of other investments in the first six months of 2022.

Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The decrease in cash used in financing activities for the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 437 million in the first six months of 2021 which were more significant than the cash payments for the purchase of treasury shares in the first six months of 2022 of DKK 211 million.

Exchange rate adjustments represent foreign currency gains or losses on Genmab’s cash and cash equivalents, primarily driven by our cash and cash equivalents holdings denominated in USD. The increase in exchange rate adjustments results from the USD strengthening against the DKK to a much greater extent in the first six months of 2022 compared to the first six months of 2021.

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Interim Report for the First Half of 2022

Genmab’s USD denominated cash and cash equivalents, and marketable securities represented 87% of Genmab’s total cash and cash equivalents, and marketable securities as of June 30, 2022 compared to 86% as of December 31, 2021.

Cash and cash equivalents included short-term marketable securities of DKK 1,006 million as of June 30, 2022 compared to DKK 296 million as of December 31, 2021. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

Balance Sheet

As of June 30, 2022, total assets were DKK 27,476 million compared to DKK 24,627 million on December 31, 2021. As of June 30, 2022, assets were mainly comprised of marketable securities of DKK 11,799 million, cash and cash equivalents of DKK 9,816 million and current receivables of DKK 3,876 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.

As of June 30, 2022, total liabilities were DKK 2,994 million compared to DKK 2,431 million on December 31, 2021. The increase in total liabilities of DKK 563 million, or 23%, was primarily driven by the increase in corporate tax payable due to Genmab’s net result before tax and timing of estimated tax payments, and lease liabilities related to the commencement of leases in the Netherlands with respect to office and laboratory space.

Shareholders’ equity as of June 30, 2022 was DKK 24,482 million compared to DKK 22,196 million on December 31, 2021. The increase of DKK 2,286 million, or 10%, was driven primarily by Genmab’s net profit and share-based compensation expense related to the issuance of shares under Genmab’s warrant and RSU programs, partly offset by the purchase of treasury shares during the period. Genmab’s equity ratio was 89% as of June 30, 2022 compared to 90% as of December 31, 2021.

Team Members

As of June 30, 2022, the total number of team members was 1,445 compared to 1,029 as of June 30, 2021. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for Tivdak post launch and future launches, and broader organizational infrastructure.

Team Members	June 30, 2022	June 30, 2021
Research and development team members	1,050	793
Selling, general and administrative team members	395	236
Total team members	1,445	1,029

Legal Matters – Janssen Binding Arbitrations

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final.

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The first matter concerned the question as to whether Janssen’s obligation to pay royalties on net sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that matter, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on net sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s.

The second matter concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab (marketed as DARZALEX FASPRO in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab net sales. As to that matter, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme.

On June 9, 2022, Genmab announced the commencement of a new arbitration under the daratumumab license agreement with Janssen. This new arbitration follows from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the SC formulation of daratumumab. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

In this new arbitration, Genmab is consequently seeking an award of USD 405 million plus interest in accrued milestone payments for DARZALEX FASPRO and a declaration that it is entitled to a new 13-year royalty term from the date of DARZALEX FASPRO’s first commercial sale. See Company Announcement no. 21.

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Interim Report for the First Half of 2022

STATEMENTS OF COMPREHENSIVE INCOME FOR THE 2ND QUARTER OF 2022

Income Statement	2nd Quarter of	2nd Quarter of
	2022	2021
(DKK million)

Revenue	3,162	1,972

Research and development expenses	(1,282)	(921)
Selling, general and administrative expenses	(633)	(264)
Operating expenses	(1,915)	(1,185)

Operating profit	1,247	787

Financial income	1,442	65
Financial expenses	(200)	(430)

Net profit before tax	2,489	422

Corporate tax	(598)	(116)

Net profit	1,891	306

Basic net profit per share	28.87	4.68
Diluted net profit per share	28.66	4.64

Statement of Comprehensive Income

Net profit	1,891	306

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries	13	(13)

Total comprehensive income	1,904	293

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Interim Report for the First Half of 2022

STATEMENTS OF COMPREHENSIVE INCOME FOR THE FIRST HALF OF 2022

Income Statement		6 Months Ended	6 Months Ended
	Note	June 30, 2022	June 30, 2021
(DKK million)

Revenue	2	5,281	3,553

Research and development expenses		(2,435)	(1,769)
Selling, general and administrative expenses		(1,085)	(465)
Operating expenses		(3,520)	(2,234)

Operating profit		1,761	1,319

Financial income	4	1,879	700
Financial expenses	4	(539)	(173)

Net profit before tax		3,101	1,846

Corporate tax		(745)	(444)

Net profit		2,356	1,402

Basic net profit per share		35.97	21.44
Diluted net profit per share		35.71	21.25

Statement of Comprehensive Income

Net profit		2,356	1,402

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		29	28

Total comprehensive income		2,385	1,430

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Interim Report for the First Half of 2022

BALANCE SHEETS

		June 30,	December 31,
	Note	2022	2021
(DKK million)
ASSETS

Intangible assets		216	254
Property and equipment		684	621
Right-of-use assets	7	554	354
Receivables		66	27
Deferred tax assets		264	264
Other investments	3	201	371

Total non-current assets		1,985	1,891

Corporate tax receivable		—	31
Receivables		3,876	3,367
Marketable securities	3	11,799	10,381
Cash and cash equivalents		9,816	8,957

Total current assets		25,491	22,736

Total assets		27,476	24,627

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,063	12,029
Other reserves		110	81
Retained earnings		12,243	10,020

Total shareholders' equity		24,482	22,196

Provisions		7	13
Lease liabilities	7	554	363
Deferred revenue		487	487
Other payables		2	—

Total non-current liabilities		1,050	863

Provisions		6	—
Corporate tax payable		257	—
Lease liabilities	7	80	62
Deferred revenue		26	26
Other payables		1,575	1,480

Total current liabilities		1,944	1,568

Total liabilities		2,994	2,431

Total shareholders' equity and liabilities		27,476	24,627

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Half of 2022

STATEMENTS OF CASH FLOWS

		6 Months Ended	6 Months Ended
	Note	June 30, 2022	June 30, 2021
(DKK million)

Net profit before tax		3,101	1,846

Reversal of financial items, net		(1,340)	(527)
Adjustments for non-cash transactions		347	227
Changes in operating assets and liabilities		(179)	(105)

Cash flows from operating activities before financial items		1,929	1,441

Interest received		80	107
Interest elements of lease payments	7	(7)	(6)
Interest paid		(1)	—
Corporate taxes paid		(455)	(2)

Net cash provided by operating activities		1,546	1,540

Investment in tangible assets		(125)	(107)
Marketable securities bought		(4,061)	(7,410)
Marketable securities sold		2,965	8,137
Other investments bought		(22)	(92)
Other investments sold		—	438

Net cash (used in) / provided by investing activities		(1,243)	966

Warrants exercised		34	46
Principal elements of lease payments		(30)	(29)
Purchase of treasury shares		(211)	(437)
Payment of withholding taxes on behalf of employees on net settled RSUs		(71)	(40)

Net cash (used in) financing activities		(278)	(460)

Change in cash and cash equivalents		25	2,046

Cash and cash equivalents at the beginning of the period		8,957	7,260
Exchange rate adjustments		834	171

Cash and cash equivalents at the end of the period		9,816	9,477

Cash and cash equivalents include:
Bank deposits		8,810	6,908
Short-term marketable securities		1,006	2,569

Cash and cash equivalents at the end of the period		9,816	9,477

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Interim Report for the First Half of 2022

STATEMENTS OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2020	66	11,894	54	7,107	19,121

Net profit	—	—	—	1,402	1,402
Other comprehensive income	—	—	28	—	28
Total comprehensive income	—	—	28	1,402	1,430

Transactions with owners:
Exercise of warrants	—	46	—	—	46
Purchase of treasury shares	—	—	—	(447)	(447)
Share-based compensation expenses	—	—	—	142	142
Net settlement of RSUs	—	—	—	(40)	(40)

Balance at June 30, 2021	66	11,940	82	8,164	20,252

Balance at December 31, 2021	66	12,029	81	10,020	22,196

Net profit	—	—	—	2,356	2,356
Other comprehensive income	—	—	29	—	29
Total comprehensive income	—	—	29	2,356	2,385

Transactions with owners:
Exercise of warrants	—	34	—	—	34
Purchase of treasury shares	—	—	—	(270)	(270)
Share-based compensation expenses	—	—	—	208	208
Net settlement of RSUs	—	—	—	(71)	(71)

Balance at June 30, 2022	66	12,063	110	12,243	24,482

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Interim Report for the First Half of 2022

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2021 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab was not required to change its accounting policies as a result of adopting these standards. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

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Note 2 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021
(DKK million)
Revenue by type:
Royalties	4,727	2,595
Reimbursement revenue	287	227
Milestone revenue	176	731
Collaboration revenue	91	—
Total	5,281	3,553

Revenue by collaboration partner:
Janssen	4,206	2,846
AbbVie	—	245
Roche	390	162
Novartis	305	73
BioNTech	231	171
Seagen	138	56
Other	11	—
Total	5,281	3,553

Royalties by product:
DARZALEX	4,024	2,360
TEPEZZA	390	162
Kesimpta	296	72
Other	17	1
Total	4,727	2,595

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final.

The first matter concerned the question as to whether Janssen’s obligation to pay royalties on net sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. As to that matter, the tribunal determined by majority opinion that Janssen’s obligation to pay royalties to Genmab on net sales of licensed product, in each applicable country, extends through the expiration or invalidation of the last-to-expire relevant Genmab-owned patent covering the product or use thereof, but not the relevant Janssen-owned patent. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s.

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The second matter concerned the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for the Halozyme enzyme technology used in the SC formulation of daratumumab (marketed as DARZALEX FASPRO in the U.S.). The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of SC daratumumab net sales. As to that matter, the tribunal ruled by majority opinion that Janssen is permitted to continue reducing its royalty payments to Genmab as an offset against a share of Janssen’s royalty payments made to Halozyme.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

Note 3 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	June 30,	December 31,
	2022	2021
Percent

USD	79%	75%
DKK	13%	16%
EUR	7%	8%
GBP	1%	1%
Total	100%	100%

As of June 30, 2022, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 68% as of December 31, 2021.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	June 30, 2022				December 31, 2021
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	11,799	—	—	11,799	10,381	—	—	10,381
Other investments	150	—	51	201	344	—	27	371

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Other Investments

Other investments as of June 30, 2022 consist primarily of a DKK 138 million investment in common shares of CureVac, compared to DKK 318 million as of December 31, 2021. During the second quarter of 2021, Genmab made an investment in common shares of Bolt. As of June 30, 2022, the investment in Bolt was valued at DKK 12 million, compared to DKK 26 million as of December 31, 2021.

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The investments in CureVac and Bolt are recorded at fair value through profit or loss. The fair value of Genmab’s investments in CureVac and Bolt are determined using unadjusted quoted prices in established markets (Level 1).

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

Note 4 – Financial Income and Expenses

	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021
(DKK million)

Financial income:
Interest and other financial income	87	127
Foreign exchange rate gain, net	1,792	573

Total financial income	1,879	700

Financial expenses:
Interest and other financial expenses	(10)	(6)
Loss on marketable securities, net	(315)	(134)
Loss on other investments, net	(214)	(33)

Total financial expenses	(539)	(173)

Net financial items	1,340	527

Foreign exchange rate gain, net was DKK 1,792 million in the first six months of 2022 compared to DKK 573 million in the first six months of 2021. The USD strengthened against the DKK in each period which positively impacted our USD denominated marketable securities and cash holdings, but to a greater extent in 2022. Refer to Note 4.2 in the Annual Report for further details regarding foreign currency risk.

Loss on marketable securities, net was DKK 315 million in the first six months of 2022 compared to DKK 134 million in the first six months of 2021. The increase in fair value losses on marketable securities was primarily driven by increases in interest rates in the United States and Europe.

Loss on other investments, net was DKK 214 million in the first six months of 2022 compared to DKK 33 million in the first six months of 2021. The change was driven by the decrease in fair value of Genmab’s investment in common shares of CureVac and Bolt.

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Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established RSU programs as an incentive for all Genmab employees, members of the registered Executive Management, and members of the Board of Directors.

	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021
RSUs granted	240,741	159,567
Weighted average fair value per RSU granted (DKK)	2,178.22	2,149.55

RSUs vested	82,001	49,012

Refer to Note 4.6 in the Annual Report for details on the RSU programs.

Warrant Program

Genmab A/S established warrant programs as an incentive for all Genmab employees, and members of the registered Executive Management.

	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021
Warrants granted	230,112	147,568
Weighted average exercise price per warrant granted (DKK)	2,178.40	2,189.21
Weighted average Black-Scholes fair value per warrant granted (DKK)	629.05	683.79

Warrants exercised	34,987	74,992
Weighted average exercise price on date of grant per warrant exercised (DKK)	983.98	606.22
% change in share capital - warrants exercised	0.05%	0.11%

Refer to Note 4.6 in the Annual Report for details on the warrant programs.

Share-based compensation expense

Share-based compensation expenses related to Genmab RSU and warrant programs for the first six months of 2022 was DKK 208 million compared to DKK 142 million for the first six months of 2021.

Share repurchases

In general, Genmab intends to purchase its own shares in order to cover a portion of obligations in relation to RSUs. As of June 30, 2022, Genmab has two authorizations to repurchase shares: the 2021 and 2019 authorizations. The 2016 authorization expired in March 2021.

	2021 Authorization	2019 Authorization	2016 Authorization
Number of shares authorized for repurchase	500,000	500,000	500,000
Actual shares repurchased under authorization	—	294,000	255,000
Shares available for repurchase as of June 30, 2022	500,000	206,000	—

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As announced on June 17, 2022, Genmab initiated a share buy-back program. During the first six months of 2022, Genmab acquired 124,000 of its own shares, representing approximately 0.2% of share capital as of December 31, 2021. The total amount paid to acquire the shares, including directly attributable costs, was DKK 270 million and was recognized as a deduction to shareholders’ equity. During the first six months of 2021, Genmab acquired 200,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2020. The total amount paid to acquire the shares, including directly attributable costs, was DKK 447 million and was recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of June 30, 2022.

As of June 30, 2022, 357,885 treasury shares were held by Genmab to cover obligations in relation to the RSU programs and to mitigate the dilutive effect of share capital increases resulting from future exercises of warrants.

Note 6 – Related Parties

Genmab’s related parties are Genmab A/S’ (parent company) subsidiaries, Board of Directors, the registered Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the registered Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the registered Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first six months of 2022.

Changes to the Executive Management Team and the Board of Directors

During the first six months of 2022, there were two changes to the Executive Management Team. Effective March 1, 2022, Chris Cozic was appointed Executive Vice President and Chief People Officer, and Birgitte Stephensen was appointed Executive Vice President and Chief Legal Officer. They join the existing Executive Management Team of Jan van de Winkel, President and Chief Executive Officer, Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Pagano, Executive Vice President and Chief Financial Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, and Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer. Chris Cozic and Birgitte Stephensen are not regarded as executive managers pursuant to the Danish Companies Act and will therefore not be registered with the Danish Business Authority.

Following Genmab A/S’ Annual General Meeting on March 29, 2022, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Dr. Paolo Paoletti, and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Elizabeth O’Farrell was newly elected for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani were elected to the Board of Directors by the employees for a three-year period. Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board of Directors.

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Interim Report for the First Half of 2022

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30,	December 31,
	2022	2021
(DKK million)
Right-of-use assets
Properties	553	352
Equipment	1	2

Total right-of-use assets	554	354

Lease liabilities
Current	80	62
Non-current	554	363

Total lease liabilities	634	425

During the first six months of 2022, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the Netherlands with respect to office and laboratory space. During the first six months of 2021, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of a lease in Japan with respect to office space.

Significant leases not yet commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 339 million and estimated capital expenditures to fit out the space are approximately DKK 40 million.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	6 Months Ended	6 Months Ended
	June 30, 2022	June 30, 2021
(DKK million)
Depreciation charge of right-of-use assets
Properties	30	25
Equipment	1	1

Total depreciation charge of right-of-use assets	31	26

Interest expense	7	6
Expense relating to short-term leases	—	1

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Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Note 8 - Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of June 30, 2022.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; and HexElect®. Tivdak® is a trademark of Seagen Inc.; EPCORE™ is a trademark of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO® and RYBREVANT® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the six months ended June 30, 2022.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2021 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2022.

Copenhagen, August 10, 2022

Registered Members of Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini	Tahamtan Ahmadi
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)	(Executive Vice President & CMO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

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